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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Baker II                        John				D.
--------------------------------------------------------------------------------
   (Last)  			(First)                     (Middle)

P. O. Box 4667
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                                    (Street)

Jacksonville				FL			  32201
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   (City)                           (State)                      (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Florida Rock Industries, Inc. (FRK)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

12/04/02

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)


                      President and CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   5.
                                                                                                   Amount of
                                                                                                   Securities   6.
                                                                   4.                              Beneficially Owner-
                                                                   Securities Acquired (A) or      Owned        ship
                                           2A.        3.           Disposed of (D)                 Following    Form:     7.
                              2.           Deemed     Transaction  (Instr. 3, 4 and 5)             Reported     Direct    Nature of
                              Trans-       Execution  Code         ------------------------------- Trans-       (D) or    Indirect
1.                            action       Date,      (Instr. 8)                  (A)              action(s)    Indirect  Beneficial
Title of Security             Date         if any     ------------                or               (Instr.      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)   (mm/dd/yy)  Code    V       Amount     (D)    Price     3 & 4)       (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											   5,622,258	 I	  (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											      30,237	 I	  (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											      55,953     I	  (3)
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Common Stock											      55,953     I	  (4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											   1,304,373     I	  (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											      11,692     I	  (6)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											      23,007	 I	  By wife's
															  living
															  trust
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											     60,000      I	  (7)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                             					     29,352	 I	  (8)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock											      2,592	 I        (9)
-----------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
               2.                                                                                         ative
               Conver-                            5.                            7.                        Secur-    Deriv-  11.
               sion                               Number of                     Title and Amount          ities     ative   Nature
               or               3A.               Derivative   6.               of Underlying     8.      Bene-     Secur-  of
               Exer-            Deemed   4.       Securities   Date             Securities        Price   ficially  ity:    In-
               cise     3.      Execu-   Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned     Direct  direct
               Price    Trans-  tion     action   or Disposed  Expiration Date  ----------------  Deriv-  Following (D) or  Bene-
1.             of       action  Date,    Code     of(D)        (Month/Day/Year)          Amount   ative   Reported  In-     ficial
Title of       Deriv-   Date    if any   (Instr.  (Instr. 3,   ----------------          or       Secur-  Trans-    direct  Owner-
Derivative     ative    (Month/ (Month/    8)       4 and 5)    Date    Expira-          Number   ity     action(s) (I)     ship
Security       Secur-   Day/    Day/     ------   ------------ Exer-    tion             of       (Instr  (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Year)    Code V    (A)  (D)    cisable  Date     Title   Shares    5)     4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Option									 Common
(Right to Buy) $39.40	12/4/02		 A	   15,000	(10)     12/4/12 Stock	 15,000		  15,000     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Explanation of Responses:



(1) Shares held by Baker Holdings, L.P., formerly known as Baker Investments, Ltd. The reporting person shares voting and dispositive power over all the shares held by Baker Holdings, L.P. and has a pecuniary interest in 1,904,085 shares. The reporting person disclaims beneficial interest in these shares except to the extent of his pecuniary interest therein.
(2) Shares held by Edward L. Baker, II Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims beneficial interest in these shares.
(3) Shares held by John D. Baker, III Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, John D. Baker, III. The reporting person disclaims beneficial interest in the shares.
(4) Shares held by Susan Anne Baker Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's daughter, Susan Anne Baker. The reporting person disclaims beneficial interest in the shares.
(5) Shares held by John D. Baker II Living Trust for which the reporting person serves as trustee.
(6) Shares held as beneficiary of the issuer's Employee Benefit Plan (TRAESOP) as of the most recent available valuation date.
(7) Shares held by John D. Baker, II Irrevocable Trust #1. This trust is administered by an independent trustee and is for the benefit of the reporting person's spouse and children. The reporting person disclaims any beneficial interest in these shares.
(8) Shares held by John D. Baker II, Irrevocable Trust #2. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims beneficial interest in the shares.
(9) Shares held by STABANCO, nominee of SunTrust Bank, in a fiduciary account (in a trust in which SunTrust Bank and the reporting person's brother are trustees) and to which the reporting person has potential income rights. The reporting person disclaims beneficial interest in the shares held by such trust except to the extent of his pecuniary interest therein.
(10)Shares exercisable in five equal annual installments beginning on first anniversary of grant date.





/s/ John D. Baker II                                     12/4/02
---------------------------------------------            -----------------------
    John D. Baker II                                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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